Exhibit 99.131

Energy Fuels Submits Listing Application to Leading U.S.-Based Stock
Exchange and Provides Development Update

November 5, 2013

Toronto, Ontario

Energy Fuels Inc. (TSX:EFR) (OTCQX:EFRFD) (“Energy Fuels” or the “Company”) is pleased to announce that today the Company submitted its application to be listed on a recognized US stock exchange. A listing on a recognized U.S. stock exchange, in conjunction with the recently implemented consolidation of the Company’s common shares, advances the Company’s strategy of making its common shares more accessible to a broader range of investors, particularly U.S. institutional and retail investors. Energy Fuels will provide regular updates on this listing process.

In addition, as a result of the Company’s shares trading on a consolidated basis today, for a period of twenty (20) trading days, Energy Fuels’ common shares will trade on the OTCQX under the symbol “EFRFD”. The letter “D” was added to the end of the Company’s ticker symbol by the U.S. Financial Industry Regulatory Authority (“FINRA”) for the purpose of designating Energy Fuels as having recently implemented a share consolidation. After twenty trading days, the Company’s trading symbol is expected to revert back to “EFRFF”.

Today, the Company also agreed to temporarily place shaft-sinking operations at its Canyon mine in Arizona on standby due to market conditions, and to simplify and lessen the expense of current litigation at the mine.

The Canyon mine is a uranium project owned by the Company in northern Arizona, which is currently under development pursuant to a Plan of Operations that has been approved by the United States Forest Service (“USFS”). To date, the shaft at the Canyon mine has advanced to a depth of approximately 300 feet, out of the approximately 1,500 feet required to access the ore body. In addition, all surface development on the project has been completed, including the head-frame, the hoist, evaporation ponds, environmental monitoring facilities, and all buildings.

Recent USFS actions and decisions regarding the mine have been challenged by several environmental groups and a local tribe (the “Plaintiffs”). The validity of the approved Plan of Operations has not been challenged by the Plaintiffs. That litigation is ongoing in front of the United States District Court for the District of Arizona (the “District Court”). Recently, the Plaintiffs appealed to the United States Circuit Court of Appeals for the Ninth Circuit (the “Court of Appeals”) the District Court’s order denying Plaintiff’s motion for a preliminary injunction and applied to the Court of Appeals for an emergency injunction pending appeal.

Today, the parties to the litigation entered into a stipulated agreement (the “Agreement”) and filed a joint motion with the District Court for the purpose of staying the Plaintiff’s appeal of the District Court’s decision denying the preliminary injunction and the request for an emergency injunction. In return, the Company committed to temporarily place shaft-sinking operations at the Canyon mine on standby until the earlier of a District Court decision on the merits of the case, or December 31, 2014. During this period of standby, Energy Fuels will continue to conduct all non-shaft sinking operations and maintenance activities pursuant to applicable USFS regulations and the approved Plan of Operations.

Proceedings on the merits of the case will now be able to advance in a more efficient manner, and Energy Fuels and the USFS intend to vigorously defend USFS’s actions and decisions regarding the project. After the District Court renders its decision on the merits (or after December 31, 2014), the Company will evaluate re-initiating shaft-sinking activities.

Stephen P. Antony, President and CEO of Energy Fuels stated: “We believe today’s agreement to temporarily place shaft-sinking activities at the Canyon mine on standby is beneficial on a number of fronts. The agreement allows the Company to defer substantial capital expenditures until a later date. In addition, the agreement will reduce the cost of pursuing procedural aspects of the litigation and allow the parties to focus on the merits of the case. In the current uranium market, Energy Fuels is seeking to reduce and defer costs. In my opinion, today’s agreement accomplishes this goal without substantially affecting our overall business strategy. The Canyon mine remains an important aspect of our medium-term plans, and we will continue to work with the U.S. Forest Service to energetically defend the project’s approvals.”

Finally, the Company has decided to change its fiscal year end from September 30 to December 31. The reason for this change is to better align the Company’s year-end with the year-ends of its major customers, certain material subsidiaries and industry peers. The Company expects to report its interim results for the quarter-ended September 30, 2013 on or before November 14, 2013, and to report its annual results for the year-ended December 31, 2013 on or before March 31, 2014. The Company’s 2013 annual results will include the period beginning on October 1, 2012 and ending on December 31, 2013.

About Energy Fuels

Energy Fuels is currently America’s largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR” and on the OTCQX under the trading symbol “EFRFD”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects, the accessibility of the Company’s shares to a broader range of investors, the timing for a decision by the District Court, and the benefits of placing the shaft-sinking activities on standby. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Company’s Annual Information Form dated December 20, 2012, which is available for review on the System for Electronic Document Analysis and Retrieval at www.sedar.com, and may also include the possibility that the listing on the recognized US stock exchange is not approved. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.
Curtis H. Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com